UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BullFrog AI Holdings, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Nevada
>
> ***Date of organization***
> February 6, 2020

Physical address of issuer
325 Ellington Blvd., Unit 317, Gaithersburg, MD 20878

Website of issuer
www.bullfrogai.com

Name of intermediary through which the Offering will be conducted
Funders USA

CIK number of intermediary
0001780510

SEC file number of intermediary
7-210

CRD number, if applicable, of intermediary
306506

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% of the amount raised and $2,500.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
1% of equity raised

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
_____

Price (or method for determining price)
Value of Intellectual Property and Market estimate

Target offering amount
$25,000.00

Oversubscriptions accepted:

X Yes
__ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$5,394.00	$1,244.00
Cash & Cash Equivalents	$5,394.00	$1,244.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$201,495.00	$104,213.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$113,973.00	-$314,630.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 21, 2020

FORM C

Up to $1,070,000.00

BullFrog AI Holdings, Inc.



SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by BullFrog AI Holdings, Inc., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through FundersUSA (the "Intermediary"). The Intermediary will be entitled to receive 1% of equity raised related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$ 15	$485
Aggregate Minimum Offering Amount	$25,000.00	$750	$24,250
Aggregate Maximum Offering Amount	$1,070,000.00	$32,100	$1,037,900

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   Funders USA will receive 1% of equity raised in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.bullfrogai.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 19, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FUNDERSUSA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.bullfrogai.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

BullFrog AI Holdings, Inc. (the "Company") is a Nevada Corporation, formed on February 6, 2020.

The Company is located at 325 Ellington Blvd. , Unit 317, Gaithersburg, MD 20878.

The Company's website is www.bullfrogai.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company will provide services to help pharmaceutical companies improve their odds for success in drug development by analyzing drug development data. In addition, the Company will acquire failed drugs and data from pharmaceutical companies, add value through by applying its AI technology, and divest the drug asset.

The Offering

Minimum amount of SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity) being offered	$25,000
Maximum amount of SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity)	$1,070,000.00
Minimum investment amount per investor	$500.00
Offering deadline	December 31, 2020
Use of proceeds	See the description of the use of proceeds on page 39 hereof.
Voting Rights	See the description of the voting rights on page 49 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Nevada on February 6, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The

likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our technology, products, and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved [products/services] and thus may be better equipped than us to develop and commercialize [products/services]. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Customers often finance purchases of our products, particularly pharmaceutical assets.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Vininder Singh who is the Chairman and CEO - February 6, 2020 - Present of the Company. The loss of Vininder Singh or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Vininder Singh in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Vininder Singh dies or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.
Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

We face heavy government regulation, and FDA regulatory approval of our products is uncertain.
Drugs are subject to extensive regulation by federal, state and local government authorities, including the FDA. To obtain regulatory approval of a product, we must demonstrate to the satisfaction of the applicable regulatory agency that, among other things, the product is safe and effective for its intended use. In addition, we must show that the manufacturing facilities used to produce the products are in compliance with current Good Manufacturing Practices regulations (cGMP). The process of obtaining FDA and other required regulatory approvals and clearances

will require us to expend substantial time and capital. Despite the time and expense expended, regulatory approval is never guaranteed. The number of preclinical and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is in development for, and the requirements applicable to that particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including that:

* a drug candidate may not be shown to be safe or effective;

* the FDA may not approve our manufacturing process

* the FDA may interpret data from preclinical and clinical trials in different ways than we do; and

* the FDA may not meet, or may extend, the Prescription Drug User Fee Act date with respect to a particular New Drug Application ("NDA").

For example, if certain of our methods for analyzing our trial data are not accepted by the FDA, we may fail to obtain regulatory approval for our product candidates. Moreover, if and when our products do obtain marketing approval, the marketing, distribution and manufacture of such products would remain subject to extensive ongoing regulatory requirements. Failure to comply with applicable regulatory requirements could result in warning letters, fines, civil penalties, injunctions, recall or seizure of products, total or partial suspension of production, refusal of the government to grant future approvals, withdrawal of approvals, or criminal prosecution.

Any delay or failure by us to obtain regulatory approvals for our product candidates could diminish competitive advantages that we may attain and would adversely affect the marketing of our products. To date, we have not received regulatory approval to market any of our product candidates in any jurisdiction. Following regulatory approval of any of our drug candidates, we will be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our potential products.

In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted, or additional regulations may be enacted that could prevent or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.

New product development involves a lengthy, expensive and complex process.
We may be unable to develop or commercialize any product candidates. Moreover, even if we develop such candidates, they may be subject to significant regulatory review, approval and other government regulations. There can be no assurance that our technologies will be capable of developing and commercializing products at all. New product development involves a lengthy, expensive and complex process and we currently have no fully validated diagnostic candidates. In addition, before we can commercialize any new product candidates, we will need to:

* conduct substantial research and development;

* conduct validation studies;

* expend significant funds;

* develop and scale-up our laboratory processes; and

* obtain regulatory approval and acceptance of our product candidates.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

* failure of the product at the research or development stage; and

* lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates. In addition, as we develop product candidates, we will have to make significant investments in product development, marketing and sales resources.

We may not be able to conduct clinical trials necessary to commercialize and sell our proposed products and formulations.
In order to conduct clinical trials that are necessary to obtain approval by the FDA to market a formulation or product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA's requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product as it is illegal to sell any drug or medical device for human consumption without FDA approval. Moreover, it is our stated intention to attempt to avail ourselves of the FDA's Fast Track approval procedure, which we believe is less costly and time consuming. If this approval pathway is not available to us with respect to a particular formulation or product, or at all, the time and cost associated with developing and commercializing such formulations or products may be prohibitive and our business strategy would be materially and adversely affected.

Our long-term viability and growth will depend upon successful clinical trials.
Product development is very expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Conducting clinical trials is a complex, time-consuming and expensive process. Our ability to complete our clinical trials in a timely fashion depends in large part on a number of key factors including protocol design, regulatory and institutional review board approval, the rate of patient enrollment in clinical trials, and compliance with extensive current Good Clinical Practices. If we fail to adequately manage the design, execution and regulatory aspects of our clinical trials, our studies and ultimately our regulatory approvals may be delayed, or we may fail to gain approval for our product candidates. Clinical trials may indicate that our

product candidates have harmful side effects or raise other safety concerns that may significantly reduce the likelihood of regulatory approval, result in significant restrictions on use and safety warnings in any approved label, adversely affect placement within the treatment paradigm, or otherwise significantly diminish the commercial potential of the product candidate. Also, positive results in a registrational trial may not be replicated in any subsequent confirmatory trials. Even if later stage clinical trials are successful, regulatory authorities may disagree with our view of the data or require additional studies, and may fail to approve or delay approval of our product candidates or may grant marketing approval that is more restricted than anticipated, including indications for a narrower patient population than expected and the imposition of safety monitoring or educational requirements or risk evaluation and mitigation strategies. In addition, if another Company is the first to file for marketing approval of a competing drug candidate, that Company may ultimately receive marketing exclusivity for its drug candidate, preventing us from commercializing our drug candidate in the applicable market for several years.

We face significant competition from other biotechnology and pharmaceutical companies.
Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, as well as in obtaining regulatory approvals of those drug candidates in the United States and in foreign countries. Our current and potential future competitors may also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drug candidates that are more effective or less costly than any drug candidate that we may develop.

Our ability to compete successfully will depend largely on our ability to:

* discover, develop and commercialize drugs that are superior to other products in the market;

* demonstrate through our clinical trials that our drug candidates are differentiated from existing and future therapies;

* attract qualified scientific, product development and commercial personnel;

* obtain patent or other proprietary protection for our drugs and technologies;

* obtain required regulatory approvals; successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new drugs; and

* negotiate competitive pricing and reimbursement with third party payors

The availability of our competitors' products could limit the demand, and the price we are able to charge, for any drug candidate we develop. The inability to compete with existing or subsequently introduced drug candidates would have a material adverse impact on our business, financial condition and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in license novel compounds that could make our drug candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing or receiving FDA approval for or commercializing medicines before we do, which would have a material adverse impact on our business.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.

We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

Even if we are able to obtain regulatory approvals for new pharmaceutical products, generic or branded, the success of those products is dependent upon market acceptance.

Levels of market acceptance for our new products could be impacted by several factors, including but not limited to: i) the availability of alternative products from our competitors, ii) the price of our products relative to that of our competitors, iii) the timing of our market entry, iv) the ability to market our products effectively to the retail level and v) the acceptance of our products by government and private entities. Some of these factors are not within our control. Additionally, continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry. These situations, should they occur, could have a material adverse effect on our profitability, business, financial position and results of operations.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

We extensively outsource our clinical trial activities and usually perform only a small portion of the start-up activities in-house.

We rely on independent third-party contract research organizations (CROs) to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management and bioanalytical analysis. Many important aspects of the services performed for us by the CROs are out of our direct control. If there is any dispute or disruption in our relationship with our CROs, our clinical trials may be delayed. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by third-party CROs. If any of our CROs' processes, methodologies or results were determined to be invalid or inadequate, our own clinical data and results and related regulatory approvals could be adversely impacted.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are a biotechnology company with no significant revenue. We have incurred operating losses since our inception, and we expect to incur losses for the foreseeable future and may never achieve profitability.
We have incurred significant operating losses since our inception. To date, we have not generated any revenue and we may not generate any revenue from sales of our clinical analytics services or drug candidates for the foreseeable future. We expect to continue to incur significant operating losses and we anticipate that our losses may increase substantially as we expand our drug development programs.

To achieve profitability, we must successfully develop and obtain regulatory approval for one or more of drugs and effectively commercialize any drugs we develop. Even if we succeed in developing and commercializing one or more drug candidates, we may not be able to generate sufficient revenue and we may never be able to achieve or sustain profitability.

We will continue to require additional capital for the foreseeable future. If we are unable to raise additional capital when needed, we may be forced to delay, reduce or eliminate our drug development programs and commercialization efforts.

We expect to continue to incur significant operating expenses in connection with our ongoing activities, including conducting clinical trials, manufacturing and seeking regulatory approval of drug candidates.

Our ongoing future capital requirements will depend on numerous factors, including:

· the rate of progress, results and costs of completion of clinical trials of drug candidates;

· the size, scope, rate of progress, results and costs of completion of any potential future clinical trials and preclinical tests of our drug candidates that we may initiate;

· the costs of obtaining regulatory approval of drug candidates;

· the scope, prioritization and number of drug development programs we pursue;

· the costs for preparing, filing, prosecuting, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

· the extent to which we acquire or in-license other products and technologies and the costs to develop those products and technologies;

· the costs of future commercializing activities, including product sales, marketing, manufacturing and distribution, of any of our drug candidates or other products for which marketing approval has been obtained;

· our ability to establish strategic collaborations and licensing or other arrangements on terms favorable to us; and

· competing technological and market developments.

Any additional fundraising efforts may divert our management from their day to day activities, which may adversely affect our ability to develop and commercialize our drug candidates. Our ability to raise additional funds will depend, in part, on the success of our product development activities and other factors related to financial, economic and market conditions, many of which are beyond our control. There can be no assurance that we will be able to raise additional capital when needed or on terms that are favorable to us, if at all. If adequate funds are not available on a timely basis, we may be forced to:

· delay, reduce the scope of or eliminate one or more of our drug development programs;

· relinquish, license or otherwise dispose of rights to technologies, drug candidates or products that we would otherwise seek to develop or commercialize ourselves at an earlier stage or on terms that are less favorable than might otherwise be available; or

· liquidate and dissolve the Company.

If our operating plans change, we may require additional capital sooner than planned. Such additional financing may not be available when needed or on terms favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current and future operating plan.

If we are unable to attract and retain key management, scientific personnel and advisors, we may not successfully develop our drug candidates or achieve our other business objectives.

Our success depends on the availability and contributions of members of our senior management team. The loss of services of any of these individuals could delay, reduce or prevent our drug development and other business objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform drug development work will be critical to our success. We face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other public and private research institutions. We may be unable to attract and retain these individuals, and our failure to do so could materially adversely affect our business and financial condition.

We are increasingly dependent on information technology systems to operate our business and a cyber-attack or other breach of our systems, or those of third parties on whom we may rely, could subject us to liability or interrupt the operation of our business.

We are increasingly dependent on information technology systems to operate our business. A breakdown, invasion, corruption, destruction or interruption of critical information technology systems by employees, others with authorized access to our systems or unauthorized persons could negatively impact operations. In the ordinary course of business, we collect, store and transmit confidential information and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. Additionally, we outsource certain elements of our information technology systems to third parties. As a result of this outsourcing, our third party vendors may or could have access to our confidential information making such systems vulnerable. Data breaches of our information technology systems, or those of our third party vendors, may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. For example, the loss of clinical trial data from completed or ongoing clinical trials or preclinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. While we believe that we have taken appropriate security measures to protect our data and information technology systems, and have been informed by our third party vendors that they have as well, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems, or those of our third party vendors, that could materially adversely affect our business and financial condition.

Provisions of our charter documents or Nevada law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult to change management.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders might otherwise consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

· limitations on our stockholders' ability to call special meetings of stockholders;

· an advance notice requirement for stockholder proposals and nominations for members of our Board;

· the authority of our Board to determine the number of director seats on our Board;

· the authority of our Board to fill vacancies occurring on the Board;

· the authority of our Board to issue preferred stock with such terms as our Board may determine.

We must complete extensive clinical trials to demonstrate the safety and efficacy of our drug candidates. If we are unable to demonstrate the safety and efficacy of our drug candidates, we will not be successful.

To date, the Company has not engaged in any clinical trials of any drug candidates have been. The success of our business depends primarily on our ability to develop and commercialize our drug candidates successfully. Drug candidates must satisfy rigorous standards of safety and efficacy before they can be approved for sale. To satisfy these standards, we must engage in expensive and lengthy testing of drug candidates.

We may not be able to obtain authority from the FDA or other equivalent foreign regulatory agencies to move on to further efficacy segments of the Phase 2 or Phase 3 clinical trials or commence and complete any clinical trials for any of our drug candidates. Positive results in preclinical studies of a drug candidate may not be predictive of similar results in human clinical trials, and promising results from early clinical trials of a drug candidate may not be replicated in later clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the preclinical tests or clinical trials for our drug candidates may not be predictive of the results we may obtain in later stage trials. The failure of clinical trials to demonstrate safety and efficacy of one or more of our drug candidates will have a material adverse effect on our business and financial condition.

Delays in the commencement of clinical trials of our drug candidates could result in increased costs to us and delay our ability to generate revenues.

Our drug candidates will require continued extensive clinical trials prior to the submission of a regulatory application for commercial sales. Because of the nature of clinical trials, we do not know whether future planned clinical trials will begin on time, if at all. Delays in the commencement of clinical trials could significantly increase our drug development costs and delay any commercialization of drug candidates. In addition, many of the factors that may cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to denial of regulatory approval of a drug candidate.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

· demonstrating sufficient safety and efficacy in past clinical trials to obtain regulatory approval to commence a further clinical trial;

· convincing the FDA that we have selected valid endpoints for use in proposed clinical trials;

· reaching agreements on acceptable terms with prospective contract manufacturers for manufacturing sufficient quantities of our drug candidates; and

· obtaining institutional review board approval to conduct a clinical trial at a prospective site.

In addition, the commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial.

If we are unable to obtain U.S. and/or foreign regulatory approval, we will be unable to commercialize our drug candidates.

Our drug candidates will be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, record keeping, labeling, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required in the U.S. and in many foreign jurisdictions prior to the commercial sale of drug candidates. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that no drug candidate that we present to the FDA will obtain marketing approval. In connection with the clinical trials for our drug candidates, we face risks that:

· the drug candidate may not prove to be efficacious;

· the drug candidate may not prove to be safe;

· the drug candidate may not be readily co-administered or combined with other drugs or drug candidates;

· the results may not confirm the positive results from earlier preclinical studies or clinical trials;

· the results may not meet the level of statistical significance required by the FDA or other regulatory agencies; and

· the FDA or other regulatory agencies may require us to carry out additional studies.

We have limited experience in conducting and managing later stage clinical trials necessary to obtain regulatory approvals, including approval by the FDA. However, this risk would be mitigated in the event the Company is successful entering into a co-development agreement with a pharma partner for late stage clinical development. The time required to complete clinical trials and for the FDA and other countries' regulatory review processes is uncertain and typically takes many years. Our analysis of data obtained from preclinical and clinical trials is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unanticipated delays or increased costs due to government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials, and FDA regulatory review.

We rely on third parties for manufacturing of our clinical drug supplies; our dependence on these manufacturers may impair the development of our drug candidates.

We have no ability to internally manufacture the drug candidates that we need to conduct our clinical trials. For the foreseeable future, we expect to continue to rely on third-party manufacturers and other third parties to produce, package and store sufficient quantities of our drug candidates and any future drug candidates for use in our clinical trials. We may face various risks and uncertainties in connection with our reliance on third-party manufacturers, including:

· reliance on third-party manufactures for regulatory compliance and quality assurance;

· the possibility of breach of the manufacturing agreement by the third-party manufacturer because of factors beyond our control;

· the possibility of termination or nonrenewal of our manufacturing agreement by the third-party manufacturer at a time that is costly or inconvenient for us;

· the potential that third-party manufacturers will develop know-how owned by such third-party manufacturer in connection with the production of our drug candidates that is necessary for the manufacture of our drug candidates; and

· reliance on third-party manufacturers to assist us in preventing inadvertent disclosure or theft of our proprietary knowledge.

Our drug candidates may be complicated and expensive to manufacture. If our third-party manufacturers fail to deliver our drug candidates for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, we may be required to delay or suspend clinical trials or otherwise discontinue development of our drug candidates. While we may be able to identify replacement third-party manufacturers or develop our own manufacturing capabilities for these drug candidates, this process would likely cause a delay in the availability of our drug candidates and an increase in costs. In addition, third-party manufacturers may have a limited number of facilities in which our drug candidates can be manufactured, and any interruption of the operation of those facilities due to events such as equipment malfunction or failure or damage to the facility by natural disasters could result in the cancellation of shipments, loss of product in the manufacturing process or a shortfall in available drug candidates.

If any third-party owners of intellectual property we may license in the future do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We may enter into licenses for third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for their intellectual property, in particular, those patents to which we have secured exclusive rights. If applicable, our licensors may not successfully prosecute the patent applications to which we are licensed. Even if patents issue in respect of any such patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. In addition, our licensors may terminate their agreements with us in the event we breach the applicable license agreement and fail to cure the breach within a specified period of time. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could materially adversely affect our competitive business position, business prospects and financial condition.

Because our research and development of drug candidates incorporates compounds and other information that is the intellectual property of third parties, we depend on continued access to such intellectual property to conduct and complete our preclinical and clinical research and commercialize the drug candidates that result from this research. We expect that future licenses would impose, numerous obligations on us. For example, under our existing and future license agreements, we may be required to pay (i) annual maintenance fees until a drug candidate is sold for the first time, (ii) running royalties on net sales of drug candidates, (iii) minimum annual royalties after a drug candidate is sold for the first time, and (iv) one-time payments upon the achievement of specified milestones. We may also be required to reimburse patent costs incurred by the licensor, or we may be obligated to pay additional royalties, at specified rates, based on net sales of our drug candidates that incorporate the licensed intellectual property rights. We may also be obligated under some of these agreements to pay a percentage of any future sublicensing revenues that we may receive. Future license agreements may also include payment obligations such as milestone payments or minimum expenditures for research and development. We expect that any future licenses would contain reporting, insurance and indemnification requirements.

We are actively reviewing and preparing additional patent applications to expand our patent portfolio, but there can be no assurances that patents related to our existing patent applications or any applications we may file in the future will be issued or that any issued patents will provide meaningful protection for our drug candidates, which could materially adversely affect our competitive business position, business prospects and financial condition.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect our intellectual property.

We rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we also rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could materially adversely affect our business and financial condition.

Our certificate of incorporation grants our Board of Directors the power to designate and issue additional shares of common and/or preferred stock.

Our authorized capital consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. Our preferred stock may be designated into series pursuant to authority granted by our certificate of incorporation, and on approval from our Board of Directors (the "Board"). The Board, without any action by our stockholders, may designate and issue shares in such classes or series as the Board deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of other classes or series of stock that may be issued could be superior to the rights of holders of our common shares. The designation and issuance of shares of capital stock having preferential rights could adversely affect other rights appurtenant to shares of our common stock.

We may rely on technology solution partners for the development and deployment of our AI technology.

Our partners may experience technical, financial, operational, or security issues that reduce or eliminate their ability to support the Company. This could prevent the Company from generating revenue and eliminate our ability to operate.

Risks Related to the Securities

The SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity). Because the SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the SAFE - Shadow Series Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Prior Earnings

The Company has no prior earning to date and there is no assurance it will achieve earnings or profitability in the future.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment in the SAFE or any securities issued by the Company, or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company will provide services to help pharmaceutical companies improve their odds for success in drug development by analyzing drug development data. In addition, the Company will acquire failed drugs and data from pharmaceutical companies, add value through by applying its AI technology, and divest the drug asset.

Business Plan

BullFrog AI, Inc. was incorporated in the State of Delaware on August 25, 2017. Vin Singh is the founder, CEO and chairman of the Company. Robert Alan Richardson, organizer, director and shareholder and William Hirschman, director and shareholder collectively own 90% of this Company.BullFrog AI, Inc. owns all of the Intellectual Property (IP) used by the corporate group. BullFrog AI Holdings, Inc., was incorporated in the State of Nevada on February 6, 2020. Vin Singh is the founder, chairman and shareholder, of the Company. Robert Alan Richardson, is an organizer, director and majority shareholder and William Hirschman, is an organizer, director and shareholder. Collectively they own 85% of the outstanding common stock of the Company. The Company has two additional organizers that are shareholders of the Company. In March of 2020, BullFrog AI, Inc. received an investment from TEDCO - the Technology Development Corporation of Maryland. They are a state of Maryland Investment Fund. The investment was a $200,000 convertible note with an 18 -month term, 6% annual interest rate, and a 20% discount. BullFrog AI Holdings, Inc. acquired BullFrog AI, Inc. on June 6, 2020 with a plan to keep the all the current and future IP in Bullfrog AI, Inc. It operates as a wholly owned subsidiary of Bullfrog AI Holdings, Inc. The Company is a precision pharmaceutical company with an AI engine at its heart. The Company is committed to finding the missing link between patients and therapies to improve lives. The Company hopes to achieve this by rescuing drugs that have failed to pass their FDA tests. The process for doing this is to acquire the rights to failed drugs from the biopharmaceutical industry, and to then use its proprietary AI platform to determine the genetic and non-genetic profile of a patient that would best respond to the drug. The Company, then plans to sell the drug with the new information to other biopharmaceutical companies. The Company will also use its proprietary AI technology to help other companies be more successful in human clinical trials. As part of its strategy, the Company will continue evolving its technology, build a large portfolio of drug candidates, and implement a model that reduces risk and increases the frequency of cash flow from rescued drugs. This strategy will include strategic partnerships along the entire business value chain.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
bfLEAP - AI platform for analyzing clinical data	AI platform developed at Johns Hopkins University and licensed by the Company.	Medium to large biotechnology and pharmaceutical companies

bfLEAP will continue to evolve and improve and some of the proceeds from this Offering may be used toward that effort either in house or with partners like Johns Hopkins University Applied Physics Lab. The bfLEAP product is based on an exclusive perpetual world-wide license granted by Johns Hopkins University.

Currently the Company has a partnership with TTI Health Research and Economics for distribution of its services.

Competition

The Company's primary competitors are Deep Genomics, Atom Wise, Roivant, Lantern Pharma Inc. .

The Company has IP and a proprietary AI platform developed over several years at one of the top institutions in the world and successfully applied in multiple sectors. In addition, the Company has a unique business model designed to reduce risk and increase the frequency of cash flow.

Supply Chain and Customer Base

The Company is a service provider and does not currently require any raw materials or other significant services.

The Company is preparing to launch its services using funds from this Offering and through its partnerships and has no current customers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
10,146,801	Apparatus and Method For Distributed Graph Processing	A method for distributed graph processing is provided including receiving ingest data from at least one data source, generating, using processing circuitry, a data map comprising a graph of edges between a plurality of data vertices of the ingest data, determining at least two nodes of a cluster, and storing a portion of the ingest data and a portion of the data map at the at least two nodes.	July 13, 2015	December 4, 2018	USA

15/725,335	Method and Apparatus For Analysis and Classification of High Dimensional Data Sets	A method executable via operation of configured processing circuitry may include constructing a mutual information graph for categorical data with respect to observed attributes of a plurality of entities described in terms of respective ones of the observed attributes by the categorical data, determining a clique tree correlating attributes having at least a threshold level of mutual dependence among the observed attributes, and determining a normality rating for an entity relative to the plurality of entities based	October 5, 2017			USA

		on the clique tree.			
62/489,486	Method and Apparatus For Clustering, Analysis, and Classification of High Dimensional Data Sets	An apparatus includes processing circuitry configured to execute instructions that, when executed, cause the apparatus to initialize a mixture model having a number of clusters including categorical data, iteratively update cluster assignments, evaluate cluster quality based on categorical density of the clusters, and prune clusters that have low categorical density, and determine an optimal mixture model based on the pruned clusters.	April 25, 2017		USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Johns Hopkins University Applied Physics Lab	BullFrog AI, Inc.	Worldwide perpetual exclusive rights for therapeutics development	

We have other IP that is being held as trade secret related to pattern recognition, wide and shallow data sets, and time series correlation.

Governmental/Regulatory Approval and Compliance

The FDA does not currently require approval of AI technologies used to aid in therapeutics development but that could change in the future. FDA will regulate any clinical trials conducted by the Company.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 325 Ellington Blvd. , Unit 317, Gaithersburg, MD 20878

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
BullFrog AI, Inc.	C-Corporation	Delaware	August 25, 2017	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	1.9%	$750	2.99%	$32,000
Campaign marketing expenses or related reimbursement	11.60%	$3000	5.3%	$50,000
Estimated Attorney Fees	5.8%	$1500	1.40%	$15,000
Estimated Accountant/Auditor Fees	5.80%	$1,500	0.23%	$2,500
General Marketing	3.80%	$1,000	1.87%	$20,000
Research and Development	38.00%	$10,000	9.35%	$100,000
Equipment Purchases	0.00%	$0	0.28%	$3,000
Future Wages	11.60%	$3,000	46.73%	$500,000
Repayment of Debt	7.70%	$2,000	7.01%	$75,000
General Working Capital	11.6%	$3,000	7.01%	$75,000
Legal IP	0.00%		7.01%	$75,000
Total	**103.00%**	**$25,750**	**88.5%**	**$947,500**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The table set forth above contains management's best estimate of its proposed use of funds to be raised in this Offering. However, the amount and uses of funds set forth in the tables may change due to business necessities and changing conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William Hirschman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mr. Hirschman has served on the Company's board of directors from June 6, 2020 to the Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Commercial executive from the life sciences and biotechnology industries.

Education

BA - Michigan State University - Communications and Business

Name

Robert Alan Richardson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Mr. Richardson has served on the Company's board of directors from June 6, 2020 to the Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner of multiple businesses in broader healthcare space

Education

High School Graduate

Name

Vininder Singh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and CEO - Feb 6, 2020 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chairman and CEO - BullFrog AI, Inc. - wholly owned subsidiary of BullFrog AI Holdings, Inc.

Education

BS - Electrical Engineering - Rutgers University MS - Biomedical Engineering - Rensselaer Polytechnic Institute MBA - Johns Hopkins University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Vininder Singh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and CEO - Feb 6, 2020 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chairman and CEO - BullFrog AI, Inc. - wholly owned subsidiary of BullFrog AI Holdings, Inc.

Education

BS - Electrical Engineering - Rutgers University MS - Biomedical Engineering - Rensselaer Polytechnic Institute MBA - Johns Hopkins University

Indemnification

Our Bylaws do not contain a provision entitling any director or executive officer to indemnification against liability under the Securities Act. The Nevada Revised Statutes allows a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner, which such person believed to be in the best interests of the Registrant. A determination may be made by the stockholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit, or proceeding does not exist.

Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees, and agents of the Registrant may be indemnified against any cost, loss, or expense arising out of any liability under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable.

The Nevada Revised Statutes, referred to herein, provide further for permissive indemnification of officers and directors.

Employees

The Company currently has 1 employee in Maryland.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	26,779,865
Voting Rights	voting rights
Anti-Dilution Rights	no anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Normal common stock rights
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Maryland Technology Development Corporation
Amount outstanding	$200,000.00
Interest rate and payment schedule	6% interest / 18 months
Amortization schedule	
Describe any collateral or security	None
Maturity date	September 27, 2021
Other material terms	20% discount

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

A majority of the Company is owned by 1 person and 1 entity (Vininder Singh and Tivoli Trust owned by Robert Alan Richardson)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Vininder Singh	69.4%
Tivoli Trust	20.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Unaudited financial statements are attached hereto as Exhibit A.

Operations

The Company is an early stage company and has earned no revenues to date. The Company has operated at a loss the past two fiscal years. The most significant sources of expenses are salaries and R&D. We expect to generate anticipate generating revenue in early 2021, however, there is no assurance this will occur.

The Management does not expect the Company will not to be profitable over during the next 12 months. During that period time, we will generate revenue, the Company plans to work to hire a small core team of technical and commercial leaders, complete an additional financing, and it plans to attempt to negotiate a deal to acquire the rights to a failed drug that we want to rescue and monetize. The Company will also continue to evolve its AI platform.

Liquidity and Capital Resources

The purpose of the Offering will enable is to allow the Company to ramp up operations, generate revenue through its partnerships, and position the Company for future financings and try to negotiate the rights to a failed, but promising drug.

The Company has the following sources of capital in addition to the proceeds from the Offering: TEDCO has invested $200,000 in March 2020. Angel investors have invested $300,000 in the Company since September 2017

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering Shadow Series Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement attached to this Form C as Exhibit B. Purchaser funds will be held in escrow by the escrow agent, FundersUSA until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined arbitrarily based on the judgment of management. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through FundersUSA, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees – In Cash

3.0% of the amount raised and $2,500.00

Stock, Warrants and Other Compensation – Equity Compensation

1% of equity raised.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common stock, par value $0.000010 per share, of which 26,779,865 common shares have been issued and are currently outstanding, and (ii) 10,000,000 shares of preferred stock, par value $0.000010 per share, of which no shares have been issued and are outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $5,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $40,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any

Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 85.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount of the securities in this equity financing (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $40,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Vininder Singh
(Signature)

Vininder Singh
(Name)

CEO and Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/William Hirschman
(Signature)

William Hirschman
(Name)

BOD
(Title)

(Date)

/s/Robert Alan Richardson
(Signature)

Robert Alan Richardson
(Name)

BOD
(Title)

(Date)

/s/Vininder Singh

(Signature)

Vininder Singh

(Name)

Chairman and CEO

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, William Hirschman, being the founder of BullFrog AI Holdings, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/William Hirschman
(Signature)

William Hirschman
(Name)

BOD
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Subscription Agreement

EXHIBIT A

Financial Statements



BullFrog AI, Inc.
Financial Statements
December 31, 2019

(UNAUDITED)

BullFrog AI, Inc.

TABLE OF CONTENTS



Certified Public Accountants | Business Consultants

BullFrog AI Holdings, Inc.
Financial Statements
June 30, 2020

(UNAUDITED)

www.gracpafirm.com | info@gracpafirm.com | 877.455.3055

BullFrog AI Holdings, Inc.

TABLE OF CONTENTS



Certified Public Accountants | Business Consultants

<u>Independent Accountants' Review Report</u>

October 2, 2020

To the Stockholders
BullFrog AI Holdings, Inc.
Gaithersburg, MD

We have reviewed the accompanying balance sheet of BullFrog AI Holdings, Inc. as of June 30, 2020, and the related statement of income, retained earnings, and cash flows for the period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Grant Gregory, CPA
GRA CPA | Certified Public Accountants
Firm FL-#AD68441 | October 2, 2020

BullFrog AI Holdings, Inc.
Balance Sheet
As of June 30, 2020

Assets

Current Assets		
Cash and Cash Equivalents	$	131,041
Total Current Assets		131,041
Total Assets	$	131,041

Liabilities and Stockholder's Equity

Current Liabilities		
Accounts Payable	$	78,316
Credit Cards Payable		10,987
Total Current Liabilities		89,303
Long-Term Liabilities		
Convertible Note		200,000
Total Long-Term Liabilities		200,000
Stockholder's Equity		
Common Stock		325,000
Retained Earnings		(483,262)
Total Stockholder's Equity		(158,262)
Total Liabilities and Stockholder's Equity	$	131,041

BullFrog AI Holdings, Inc.
Statement of Income and Retained Earnings
For the period ended June 30, 2020

Revenue	$	-
Cost of Goods Sold		-
Gross Margin		-
General and Administrative Expenses		
Auto		37
Bank Fees		49
Business Licenses and Taxes		1,199
Computer Services		360
Dues and Subscriptions		314
Interest		1,124
Meals & Entertainment		403
Office Expense		506
Other General and Administrative Expenses		9,457
Professional Fees		4,565
Salary & Wages		50,453
Telephone		198
Travel		103
Total General and Administrative Expenses		68,768
Net Income (Loss) from Operations	$	(68,768)

BullFrog AI Holdings, Inc.
Statement of Income and Retained Earnings
For the period ended June 30, 2020

Other Income and (Expenses)		
Paycheck Protection Program Proceeds	$	9,917
Total Other Income and (Expenses)		9,917
Net Income (Loss)	$	(58,851)
Retained Earnings (Deficit) -		
Beginning of the year		(424,411)
Retained Earnings (Deficit) -		
End of the period	$	(483,262)

BullFrog AI Holdings, Inc.
Statement of Cash Flows
For the period ended June 30, 2020

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(58,851)
Adjustments to Reconcile Net Income to Net Cash		
Changes in Operating Assets and Liabilities:		
Accounts Payable		(15,503)
Net Cash Provided by Operating Activities		(74,354)
Cash Flows from Investing Activities:		
Cash disbursed for purchase of Fixed Assets		-
Net Cash Flow from Investing Activities		-
Cash Flows from Financing Activities:		
Net cash received on issuance of debt		200,000
Net Cash Provided by Financing Activities		200,000
Net Increase (Decrease) in Cash and Cash Equivalents		125,646
Cash and Cash Equivalents at Beginning of the Year		5,395
Cash and Cash Equivalents at End of the Period	$	131,041

NOTE 1 – Organization and Operations

Business Activity
BullFrog AI Holdings, Inc. is a precision pharmaceutical development company which utilizes a proprietary artificial intelligence technology platform to predict which patients will benefit from which medications, effectively improving clinical outcomes and eliminating the problem of trial-and-error prescriptions. BullFrog AI Holdings, Inc. also provides SAAS to larger pharmaceutical companies by analyzing data with its proprietary software. BullFrog AI Holdings, Inc. (Nevada) was founded in 2020 and is based out of Maryland.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are presented in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and such estimates could be material.

Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

Accrued Payroll Liabilities
Accrued payroll represents all forms of compensation owed to employees that have not yet been paid to them. Accrued payroll represents a liability for the employer under the accrual basis of accounting.

Recognition of Revenue

BullFrog AI Holdings, Inc. uses the accrual basis of accounting, in which revenue is recognized on the income statement when earned (rather than when the cash is received) and expenses are recognized when incurred (rather than paid). The result of accrual accounting is an income statement that better measures the profitability of a company during a specific time period.

Fiscal Year

The company has adopted a Calendar year-end (January 1 to December 31). The Company's current Balance Sheet presented reflects the financial position as of June 30, 2020.

NOTE 3 – Stock Exchange

On June 2, 2020, BullFrog AI Inc. executed a tax free stock exchange, in which the stockholders of BullFrog AI Inc. exchanged their stock for equal stock in BullFrog AI Holdings, Inc., following a legal restructuring of the company's operations. As such, management has reported the historical operations of the company under the newly formed entity, BullFrog AI Holdings, Inc.

NOTE 4 – Intellectual Property

BullFrog AI Holdings, Inc.'s proprietary artificial intelligence platform called bfLEAP™ has been in development for 8 years and is owned by BullFrog AI IP, Inc., which is a wholly owned subsidiary of Bullfrog AI Holdings, Inc. As such, BullFrog AI IP Inc., a wholly owned subsidiary of Bullfrog AI Holdings, Inc., holds all of the intellectual property of the organization.

NOTE 5 – Long-Term Debt

The Company has a convertible note from TEDCO (Maryland Technology Development Corporation). TEDCO is an independent entity of the State of Maryland, established by the Maryland General Assembly in 1998, to facilitate the creation of businesses and support their growth in all regions of the state of Maryland. The loan currently has an 18 month term with 6% interest. The TEDCO note payments commence on 9/27/21.

See accountants' review report

BullFrog AI Holdings, Inc.
Notes to the Financial Statements
June 30, 2020

NOTE 5 – Long-Term Debt - *continued*

The Company has a Paycheck Protection Program loan from the SBA in the amount of $9,917. As the company has used the funds for eligible expenses, it has been determined that it is more likely than not that the loan will not have to be repaid once the SBA forgiveness application is completed. As such, the funds have been classified as "Other Income" for the 8-24 week period in which the funds were used.

NOTE 6 - Certain Risks and Concentrations

Financial instruments which potentially subject the Company to concentration risk are primarily cash, accounts receivable, and trade accounts payable.

NOTE 7 - Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that may require additional disclosure. The Company has evaluated subsequent events from the balance sheet date through October 2, 2020, and has determined that no material events exist that would require additional disclosure.

See accountants' review report



Certified Public Accountants | Business Consultants

<u>**Independent Accountants' Review Report**</u>

October 20, 2020

To the Stockholders
BullFrog AI, Inc.
Gaithersburg, MD

We have reviewed the accompanying balance sheet of BullFrog AI, Inc. as of December 31, 2019, and the related statement of income, retained earnings, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Grant Gregory, CPA
GRA CPA | Certified Public Accountants
Firm FL-#AD68441 | October 20, 2020

BullFrog AI, Inc.
Balance Sheet
As of December 31, 2019

Assets

Current Assets		
Cash and Cash Equivalents	$	5,395
Total Current Assets		5,395
Total Assets	$	5,395

Liabilities and Stockholder's Equity

Current Liabilities		
Accounts Payable	$	97,216
Credit Cards Payable		7,590
Total Current Liabilities		104,806
Stockholder's Equity		
Common Stock		325,000
Retained Earnings		(424,411)
Total Stockholder's Equity		(99,411)
Total Liabilities and Stockholder's Equity	$	5,395

See accountant's review report   2

BullFrog AI, Inc.
Statement of Income and Retained Earnings
For the year ended December 31, 2019

Revenue	$	-
Cost of Goods Sold		-
Gross Margin		-
General and Administrative Expenses		
Auto		
Bank Fees		14
Computer Services and Supplies		1,211
Conferences		129
Dues and Subscriptions		55
Insurance		6,715
Interest		2,221
Meals & Entertainment		354
Office Expense		643
Other General and Administrative Expenses		1,649
Parking & Tolls		163
Payroll Expenses		7,975
Professional Fees		8,712
Salary & Wages		48,728
Travel		189
Total General and Administrative Expenses		78,758
Net Income (Loss) from Operations	$	(78,758)

BullFrog AI, Inc.
Statement of Income and Retained Earnings
For the year ended December 31, 2019

Net Income (Loss)	$	(78,758)
Retained Earnings (Deficit) -		
Beginning of the year		(345,653)
Retained Earnings (Deficit) -		
End of the year	$	(424,411)

BullFrog AI, Inc.
Statement of Cash Flows
For the year ended December 31, 2019

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(78,758)
Adjustments to Reconcile Net Income to Net Cash		
Changes in Operating Assets and Liabilities:		
Accounts Payable		(6,998)
Current Liabilities		(2,605)
Net Cash Provided by Operating Activities		(88,361)
Cash Flows from Investing Activities:		
Cash disbursed for purchase of Fixed Assets		-
Net Cash Flow from Investing Activities		-
Cash Flows from Financing Activities:		
Cash received on issuance of common stock		95,000
Net Cash Provided by Financing Activities		95,000
Net Increase (Decrease) in Cash and Cash Equivalents		6,639
Cash and Cash Equivalents (Deficit) at Beginning of the Year		(1,244)
Cash and Cash Equivalents at End of the Year	$	5,395

NOTE 1 – Organization and Operations

Business Activity
BullFrog AI, Inc. is a precision pharmaceutical development company which utilizes a proprietary artificial intelligence technology platform to predict which patients will benefit from which medications, effectively improving clinical outcomes and eliminating the problem of trial-and-error prescriptions. BullFrog AI, Inc. provides SAAS to larger pharmaceutical companies by analyzing data with its proprietary software. BullFrog AI, Inc. (EIN 82-2611005) was incorporated in 2017 and is based out of Maryland.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are presented in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and such estimates could be material.

Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

Accrued Payroll Liabilities
Accrued payroll represents all forms of compensation owed to employees that have not yet been paid to them. Accrued payroll represents a liability for the employer under the accrual basis of accounting.

Recognition of Revenue

BullFrog AI, Inc. uses the accrual basis of accounting, in which revenue is recognized on the income statement when earned (rather than when the cash is received) and expenses are recognized when incurred (rather than paid). The result of accrual accounting is an income statement that better measures the profitability of a company during a specific time period.

Income Taxes

The Company is established as a C-Corporation. Deferred income tax liabilities and assets are determined based on the difference between the financial reporting amounts and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based upon enacted tax laws and rates in effect for the years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce the deferred tax asset to an amount that is more likely than not to be recovered. No valuation is needed at this time.

Fiscal Year

The company has adopted a Calendar year-end (January 1 to December 31). The Company's current Balance Sheet presented reflects the financial position as of December 31, 2019.

NOTE 3 - Certain Risks and Concentrations

Financial instruments which potentially subject the Company to concentration risk are primarily cash, accounts receivable, and trade accounts payable.

NOTE 4 - Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that may require additional disclosure. The Company has evaluated subsequent events from the balance sheet date through October 20, 2020.

On June 2, 2020, BullFrog AI Inc. executed a tax free stock exchange, in which the stockholders of BullFrog AI Inc. exchanged their stock for equal stock in BullFrog AI Holdings, Inc., following a legal restructuring of the company's operations.

See accountants' review report



BullFrog AI, Inc.
Financial Statements
December 31, 2018

(UNAUDITED)

BullFrog AI, Inc.

TABLE OF CONTENTS

Page



GRA CPA

Certified Public Accountants | Business Consultants

Independent Accountants' Review Report

October 20, 2020

To the Stockholders
BullFrog AI, Inc.
Gaithersburg, MD

We have reviewed the accompanying balance sheet of BullFrog AI, Inc. as of December 31, 2018, and the related statement of income, retained earnings, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Grant Gregory, CPA

GRA CPA | Certified Public Accountants

Firm FL-#AD68441 | October 20, 2020

BullFrog AI, Inc.
Balance Sheet
As of December 31, 2018

Assets

Current Assets		
Cash and Cash Equivalents (Deficit)	$	(1,244)
Total Current Assets		(1,244)
Total Assets	$	(1,244)

Liabilities and Stockholder's Equity

Current Liabilities		
Accounts Payable	$	104,214
Accrued Payroll Liabilities		197
Credit Cards Payable		9,998
Total Current Liabilities		114,409
Stockholder's Equity		
Common Stock		230,000
Retained Earnings		(345,653)
Total Stockholder's Equity		(115,653)
Total Liabilities and Stockholder's Equity	$	(1,244)

BullFrog AI, Inc.
Statement of Income and Retained Earnings
For the year ended December 31, 2018

Revenue	$	-
Cost of Goods Sold		-
Gross Margin		-
General and Administrative Expenses		
Advertising and Promotion		4,808
Auto		60
Bank Fees		274
Computer Services and Supplies		962
Conferences		3,689
Dues and Subscriptions		452
Insurance		8,933
Interest		1,200
Meals & Entertainment		1,929
Office Expense		659
Parking & Tolls		278
Payroll Expenses		4,554
Professional Development		477
Professional Fees		24,916
R&D		133,850
Rent		5,045
Salary & Wages		59,525
Travel		1,544
Total General and Administrative Expenses		253,155
Net Income (Loss) from Operations	$	(253,155)

BullFrog AI, Inc.
Statement of Income and Retained Earnings
For the year ended December 31, 2018

Net Income (Loss)	$ (253,155)
Retained Earnings (Deficit) -	
Beginning of the year	(92,498)
Retained Earnings (Deficit) -	
End of the year	$ (345,653)

See accountant's review report

BullFrog AI, Inc.
Statement of Cash Flows
For the year ended December 31, 2018

Cash Flows from Operating Activities:

Net Income (Loss)	$ (253,155)

Adjustments to Reconcile Net Income to Net Cash

Changes in Operating Assets and Liabilities:	
Accounts Payable	104,213
Current Liabilities	5,975
Net Cash Provided by Operating Activities	(142,967)

Cash Flows from Investing Activities:

Cash disbursed for purchase of Fixed Assets	-
Net Cash Flow from Investing Activities	-

Cash Flows from Financing Activities:

Cash received on issuance of common stock	105,000
Retained Earnings adjustment	(25,500)
Net Cash Provided by Financing Activities	79,500

Net Increase (Decrease) in Cash and Cash Equivalents	(63,467)
Cash and Cash Equivalents at Beginning of the Year	62,223
Cash and Cash Equivalents (Deficit) at End of the Year	$ (1,244)

NOTE 1 – Organization and Operations

Business Activity
BullFrog AI, Inc. is a precision pharmaceutical development company which utilizes a proprietary artificial intelligence technology platform to predict which patients will benefit from which medications, effectively improving clinical outcomes and eliminating the problem of trial-and-error prescriptions. BullFrog AI, Inc. provides SAAS to larger pharmaceutical companies by analyzing data with its proprietary software. BullFrog AI, Inc. (EIN 82-2611005) was incorporated in 2017 and is based out of Maryland.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are presented in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and such estimates could be material.

Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

Accrued Payroll Liabilities
Accrued payroll represents all forms of compensation owed to employees that have not yet been paid to them. Accrued payroll represents a liability for the employer under the accrual basis of accounting.

Recognition of Revenue

BullFrog AI, Inc. uses the accrual basis of accounting, in which revenue is recognized on the income statement when earned (rather than when the cash is received) and expenses are recognized when incurred (rather than paid). The result of accrual accounting is an income statement that better measures the profitability of a company during a specific time period.

Income Taxes

The Company is established as a C-Corporation. Deferred income tax liabilities and assets are determined based on the difference between the financial reporting amounts and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based upon enacted tax laws and rates in effect for the years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce the deferred tax asset to an amount that is more likely than not to be recovered. No valuation is needed at this time.

Fiscal Year

The company has adopted a Calendar year-end (January 1 to December 31). The Company's current Balance Sheet presented reflects the financial position as of December 31, 2018.

NOTE 3 – Research and Development (R&D)

Management has elected to expense their software development costs under GAAP (ASC 350-20). Under ASC 350, costs incurred for selecting vendors, consulting, planning, and strategic decision making stages will be expensed as these are part of the preliminary project stage. As such, all of the software development costs are currently expensed to R&D.

NOTE 4 - Certain Risks and Concentrations

Financial instruments which potentially subject the Company to concentration risk are primarily cash, accounts receivable, and trade accounts payable.

NOTE 5 - Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that may require additional disclosure. The Company has evaluated subsequent events from the balance sheet date through October 20, 2020.

On June 2, 2020, BullFrog AI Inc. executed a tax free stock exchange, in which the stockholders of BullFrog AI Inc. exchanged their stock for equal stock in BullFrog AI Holdings, Inc., following a legal restructuring of the company's operations.

See accountants' review report

THIS CROWD SAFE HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM. IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 20_20___

"**Purchase Amount**" means $_______________.

"**Date of Crowd SAFE**" means _____________, 20____.

"**Discount**" means 25% for SAFEs executed on or prior to October 29, 2020, or when the Purchase Amount is equal to or greater than $25,000, and 15% for SAFEs executed on or after October 30, 2020, or when Purchase Amounts less than $25,000.

"**Valuation Cap**" means $40,000,000.

THIS CERTIFIES THAT this Crowdfunding Simple Agreement for Future Equity (this "**Crowd SAFE**") is issued by BullFrog AI Holdings, Inc., a Nevada corporation (the "**Company**"), to ___________________ (the "**Investor**" and together with all other Series 20____ Crowd SAFE holders, collectively, the "**Investors**") in exchange for payment of the Purchase Amount on or about the Date of Crowd SAFE.

1. ***Definitions.*** Capitalized terms not otherwise defined in this Crowd SAFE will have the meanings set forth in this Section 1.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock issued in the applicable Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series stockholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series stockholders shall enter into an irrevocable proxy agreement, in the form of **Exhibit A** attached hereto and made a part hereof, appointing the Company as its irrevocable proxy with respect to any matter to which CF Shadow Series stockholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving shares of the CF Shadow Series and such agreement provides that the Company will vote consistently with the vote of the majority of the shares of the series of shares on which the CF Shadow Series is based on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series stockholders shall have no information or inspection rights, except with respect to such rights not waivable by law.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. For the avoidance of doubt, a transaction will not constitute a "Change of Control" if its sole purpose is to change the state of the Company's jurisdiction of incorporation, change the Company's entity type, or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's Capital Stock immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Change of Control."

"**Common Stock**" means common stock, par value $.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in the applicable Equity Financing and (ii) 100% less the Discount. For investors

"**Dissolution Event**" means (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) involving the Company seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean a sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the Date of Crowd SAFE from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock, Preferred Stock, or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs (including this Crowd SAFE) issued by the Company.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs (including this Crowd SAFE), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means Funders USA, Inc., a Delaware corporation.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Requisite Investors**" means the holders of at least 50.1% of the aggregate Purchase Amounts of all Investors.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

2. *Events.*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this Crowd SAFE terminates ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock sold in the First Equity Financing equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock sold in the Subsequent Equity Financing equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Crowd SAFE, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the below provisions in this Section 2(b)) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section 2(b)(i), the cash payment will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay all Investors that elected to receive a cash payment pursuant to Section 2(b)(i) (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their respective Purchase Amounts.

(c) **Dissolution Event**. If there is a Dissolution Event before this Crowd SAFE terminates, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute all of its assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This Crowd SAFE will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this Crowd SAFE) upon the earlier to occur: (i) the issuance of shares to the Investor pursuant to Section 2(a) or Section 2(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 2(b) or Section 2(c).

(e) **Conversion Agreements**. The Investor acknowledges that the conversion of this Crowd SAFE into shares may require the Investor's execution of certain agreements relating to the purchase and sale of the shares (the "**Conversion Agreements**"). The Investor agrees to execute all Conversion Agreements in connection with the conversion, and the Company will not be required to issue the shares until the Investor has surrendered this Crowd SAFE to the Company (or provided an instrument of cancellation or affidavit of loss) and executed all such Conversion Agreements.

3. *Company Representations.* In connection with the transactions contemplated by this Crowd SAFE, the Company hereby represents and warrants to the Investor as follows:

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Crowd SAFE is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This Crowd SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Crowd SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Crowd SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares issuable pursuant to Section 2.

(e)   The Company shall, prior to the conversion of this Crowd SAFE, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this Crowd SAFE, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this Crowd SAFE, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this Crowd SAFE. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations.* In connection with the transactions contemplated by this Crowd SAFE, the Investor hereby represents and warrants to the Company as follows:

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Crowd SAFE and to perform its obligations hereunder. This Crowd SAFE constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this Crowd SAFE and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this Crowd SAFE nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this Crowd SAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this Crowd SAFE in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information that the Investor has requested from the Company and that the Investor considers necessary or appropriate for deciding whether to acquire this Crowd SAFE and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this Crowd SAFE and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this Crowd SAFE, the Investor is not relying on the advice or recommendations of the Company or the Intermediary, and the Investor has made its own independent decision that an investment in this Crowd SAFE and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this Crowd SAFE or the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations or laws.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, including this Crowd SAFE, and that the Company has made no assurances that a public market will ever exist for this Crowd SAFE and/or the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this Crowd SAFE, including (i) the legal requirements within its jurisdiction for the purchase of this Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this Crowd SAFE. The Investor's subscription and payment for and continued beneficial ownership of this Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this Crowd SAFE and the underlying securities.

(i)   The Investor further acknowledges that it has read, understood, and had sufficient opportunity to ask the Company questions about its business plans, risk factors, and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   The Investor represents that the Investor understands there is a substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested in this Crowd SAFE, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions.*

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (ii) enter into any swap or other arrangement that transfers to another individual or entity, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (i) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (ii) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (iii) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this Crowd SAFE or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this Crowd SAFE or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous.*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this Crowd SAFE and any shares of Capital Stock issued pursuant to the terms of this Crowd SAFE into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   This Crowd SAFE constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Notwithstanding the foregoing, any term or provision of this Crowd SAFE may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the Requisite Investors.

(c) The Investor acknowledges and agrees that by the operation of Section 6(b) hereof, the Requisite Investors will have the right and power to diminish or eliminate all rights of the Investor under this Crowd SAFE.

(d) Any notice required or permitted by this Crowd SAFE will be deemed given when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this Crowd SAFE, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) The terms and conditions of this Crowd SAFE will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; *provided, however*, neither this Crowd SAFE nor the rights contained herein may be assigned, by operation of law or otherwise, by the Investor without the prior written consent of the Company.

(g) In the event any one or more of the terms or provisions of this Crowd SAFE is for any reason held to be invalid, illegal or unenforceable under applicable law, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Crowd SAFE operate or would prospectively operate to invalidate this Crowd SAFE, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Crowd SAFE and the remaining terms and provisions of this Crowd SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this Crowd SAFE may be issued in whole or fractional parts.

(i) This Crowd SAFE and all matters arising out of or relating to this Crowd SAFE, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Maryland, without giving effect to the conflict of law's provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Maryland. Any claims relating to this Crowd SAFE shall be brought in state or federal court located in Montgomery County, Maryland, and each party hereby consents to the exclusive personal and subject matter jurisdiction of such courts.

(j) The titles and subtitles used in this Crowd SAFE are included for convenience only and are not to be considered in construing or interpreting this Crowd SAFE.

(k) If the Company elects to convert to a different entity type while this Crowd SAFE remains outstanding, the Investor agrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd SAFE and any securities issuable hereunder.

(l) If any action at law or in equity is necessary to enforce or interpret the terms of this Crowd SAFE, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

(m) This Crowd SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via fax, electronic mail (including PDF or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

[Signature Page to Crowd SAFE]

IN WITNESS WHEREOF, the undersigned have caused this Crowd SAFE to be duly executed and delivered.

COMPANY:

By: ________________________________
Name: ______________________________
Title: _______________________________
Address: ____________________________
____
Email: ______________________________

INVESTOR:

If an Individual:

By: ________________________________
Name: ______________________________
Address: ____________________________
____
Email: ______________________________

If an Entity:

____
(Name of Entity)

By: ________________________________
Name: ______________________________
Title: _______________________________
Address: ____________________________
____
Email: ______________________________

EXHIBIT A TO CROWD SAFE

CF Shadow Series Irrevocable Proxy ("Irrevocable Proxy")

Reference is hereby made to that certain Crowdfunding Simple Agreement for Future Equity (the "**Crowd SAFE**") dated ____________, 20___ between BullFrog AI Holdings, Inc., a Nevada corporation (the "**Company**"), and ___________________ (the "**Stockholder**"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series pursuant to the Crowd SAFE, the Stockholder and the Company hereby agree to the following terms of this Irrevocable Proxy dated ____________, 20___:

1. ***Grant of Irrevocable Proxy.***

(a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "**Shares**"), Stockholder hereby grants to the Company an irrevocable proxy coupled with an interest under the Delaware General Corporation Law to vote the Shares in any manner that the Company may determine in its sole and absolute discretion. For the avoidance of doubt, the Company, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all stockholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Company hereby agrees to vote all Shares consistently with the vote of the majority of the shares of the series of shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

(b) The Company shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Company's exercise of the this Irrevocable Proxy. The Stockholder expressly acknowledges and agrees that the Stockholder (i) will not impede the exercise of the Company's rights under this Irrevocable Proxy and (ii) waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Company or any of its affiliates or agents (including any directors, stockholders, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

(c) This Irrevocable Proxy shall expire as to the Shares on the earlier of the date that such Shares are converted (i) into Common Stock of the Company or (ii) to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. ***Legend.*** The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. ***Representations and Warranties.*** The Stockholder represents and warrants to the Company as follows:

(a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his, her, or its obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no shares of the Capital Stock of the Company other than the Shares; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this Irrevocable Proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. ***Equitable Remedies.*** The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Company may be enforced by a decree of specific performance issued pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Company may otherwise have available.

5. ***Defined Terms.*** Any capitalized term used in this Irrevocable Proxy shall, unless otherwise defined in this Irrevocable Proxy, have the same meaning ascribed to such term in the Crowd SAFE.

6. *Amendment.* Any provision of this Irrevocable Proxy may be amended, waived or modified only upon the written consent of the Stockholder and the Company.

7. ***Assignment.***

        (a)   In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Company substantially identical to this Irrevocable Proxy.

        (b)   The Company may transfer its rights under this Irrevocable Proxy after giving prior written notice to the Stockholder.

8. ***Severability.*** In the event any one or more of the terms or provisions of this Irrevocable Proxy is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Irrevocable Proxy operate or would prospectively operate to invalidate this Irrevocable Proxy, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Irrevocable Proxy and the remaining terms and provisions of this Irrevocable Proxy will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

        IN WITNESS WHEREOF, the undersigned have caused this Irrevocable Proxy to be duly executed and delivered.

COMPANY:

By: _____
Name: _____
Title: _____

STOCKHOLDER:

If an Individual:

By: _____
Name: _____

If an Entity:

_____
      (Name of Entity)

By: _____
Name: _____
Title: _____